Filed by NxStage Medical, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NxStage Medical, Inc. on behalf of Medisystems Corporation
File No. 000-51567
The following is a transcription of a call that NxStage Medical, Inc. held with investors and analysts on June 5, 2007. The webcast of this call was posted on the NxStage Medical, Inc. website on June 6, 2007.
CONFERENCE CALL TRANSCRIPT:

Operator
Good day, ladies and gentlemen, thank you for standing by and welcome to the NxStage Medical Conference Call.
(OPERATOR INSTRUCTIONS)
I would now like to turn the presentation over to your host for today’s call, Mr. Robert Brown, Chief Financial Officer. Please proceed, sir.

Robert Brown - NxStage Medical Inc. — CFO
Thank you, Operator. Good morning, everyone, and welcome. Before I turn the call over to Jeff Burbank I would like to review our forward-looking statement with you. Statements we make on this call which are not purely historical regarding the company’s intentions, beliefs, expectations and strategies for the future are forward-looking statements for purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include topics such as the anticipated benefits of our recently announced plans to acquire Medisystems Corporation and certain affiliated entities, including anticipated improved scale of operation, anticipated benefits in financial performance, including the timing for achieving positive gross margin and profitability, anticipated retention of key Medisystems employees.
Anticipated reductions in execution risk, expectations with respect to NxStage’s leadership role within the dialysis industry, anticipated cultural and strategic fit of Medisystems and NxStage, anticipated benefits to employees, customers and NxStage stockholders, anticipated demand for home and/or daily dialysis products, including demand for NxStage’s products, the need to seek financing and anticipative timing and success of the closing of the proposed transaction.
Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results may differ materially from these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements are discussed in our SEC filings, including our quarterly report on Form 10-Q for the period ended March 31, 2007.
In addition, the statements in this call represent NxStage’s expectations and beliefs as of today. NxStage anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while NxStage may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing NxStage’s expectations or beliefs as of any date subsequent to the date of this press release.
Now I would like to turn the call over to Jeff Burbank, our CEO.

Jeff Burbank - NxStage Medical Inc. — CEO
Thanks, Robert. Thank you all for joining us to discuss our announced acquisition of Medisystems Corporation and certain of their affiliated entities. This is an exciting and pivotal time for NxStage. Our goal of this transaction is to accomplish three major objectives, we acquire a core competency in the global manufacture and design of disposable products, and specifically have taken control of one of the most critical components of the NxStage System One, the disposable cartridge. We expect that this will avoid the time that’s spent and challenges of building these capabilities ourselves.
Secondly, we believe the transaction will enable us to gain financial scale, immediately improve our gross margin and meaningfully accelerate our timeline to profitability. And third, we anticipate the acquisition to help us to make further progress in establishing NxStage as the leader in the field of dialysis products with a focus on home therapy, while growing our reputation for innovation, technology and quality. I’m very excited about this acquisition, and everything that we believe it will do to better position NxStage to optimize this opportunity in the home and critical care hemodialysis market.
Let me start by an overview of Medisystems. Most of you are aware that Medisystems is our supplier for the disposable cartridges used with the System One. By vertically integrating Medisystems into NxStage, we’ll gain control of our cartridge manufacturing and access to well established, high quality disposable dialysis product line. Since Medisystems is a private company, you may not be very familiar with their strong brand and quality reputation in this industry. So, I’d like to tell you a little bit about them, and why the company is so attractive to us.
Medisystems business is focused nearly exclusively in the US on dialysis disposable products. Its products have a strong position in the dialysis industry, and are complimentary to our existing business. In addition to providing the disposable cartridge used in the System One, Medisystems is a leader in hemodialysis blood tubing sets, A.V. fistula needles and other ancillary disposables from the United States.
Products are manufactured primarily through two owned facilities, one in Mexico and the other in Italy, and by an OEM partner in Asia. In it’s over 20-year history, we believe Medisystems has established an impressive track record of producing low-cost, high-quality and reliable products. We believe Medisystems has a high caliber executive team with a long track record of demonstrated successes. Many have as many years of tenure in this business as I do, and I expect its team will strengthen our ability to execute on the opportunities before us.
Now, let me turn to the benefits of the acquisition. Now that you have some sense of what an impressive company Medisystems is, I’d like to talk about the many strategic advantages we expect this acquisition to bring to us. I believe this transaction will make Medisystems stronger in three primary ways.
First, it will establish NxStage as a vertically integrated manufacturer and distributor of innovative dialysis products. It will also give us control of a key component of the NxStage System One, the disposables cartridge, as we expect to continue to grow market share with the System One. As I’m sure you’re all aware, building and scaling a manufacturing capability is a huge effort and very difficult to get right the first time.
With this acquisition we expect to achieve scale while avoiding many of the pitfalls and opportunity costs typically associated with building out this capability. I believe this transaction will give NxStage the bandwidth to continue to focus on our improving product, and expanding our market leadership in home hemodialysis.
Second, we believe this deal brings us significant financial benefits. We expect the transaction will be immediately accretive to earnings, and will allow us to become profitable before the end of 2008. We anticipate that it will also decrease the probability that we would need to undertake a significant financing in the future.
Finally, this transaction should significantly enhance NxStage’s scale and breadth. With respect to scale, Medisystems’ plants in Mexico and Italy will provide NxStage with established manufacturing capabilities and complement our own facilities in Fresnillo, Mexico and Rosdorf in Germany.

Medisystems’ operation is significant with capacity available to support NxStage’s growth. We believe Medisystems is the only independent tubing set manufacturing company in the world that has this level of scale available. With respect to breadth, I expect Medisystems’ product lines will serve to strengthen our customer relationships in the dialysis market. We anticipate that our customers will have an increased confidence that they are doing business with a sizable company that is committed to innovative products and manufacturing quality.
Let me turn a bit to the deal specifics now. David Utterberg, the Founder and CEO and owner of Medisystems is a long-time member of the NxStage Board of Directors and will remain so. He will also take on a role as a consultant to NxStage for two years to assist in the transition. I really feel fortunate to be able to work so closely with David on this project. He is a rare combination of brilliant inventor and demonstrated executor.
As I mentioned before, we’re also bringing on a great team of seasoned industry executives as part of this transaction. It would take us years to hire people of this caliber and experience. Together with other operational advantages of this acquisition, we expect this leadership team will enable us to integrate and operate the Medisystems business, with minimal impact on NxStage’s operating team.
The experience that these individuals bring to NxStage, is yet another reason we believe this transaction will improve our ability to focus on penetrating the home hemodialysis market. Both Medisystems and NxStage have strong brands in this industry, and for that reason we haven’t made any determination whether we’ll be changing Medisystems’ name. In addition to the manufacturing facilities we’ll be gaining in Mexico and Italy with this transaction, we also gain Medisystems customer service operation based in Denver. NxStage’s headquarters will remain in Lawrence, Mass.
I’ll now turn the call over to Robert, to discuss some of the financial details.

Robert Brown - NxStage Medical Inc. — CFO
Thanks, Jeff. The total consideration for this transaction is 6.5 million of NxStage common stock, which we are issuing to David Utterberg. The transaction is currently valued at approximately $78.7 million, based on yesterday’s closing stock price. David will also serve as consultant to NxStage for two years at $200,000 per year. We anticipate that one-time deal costs will be between $3 million and $4 million.
For the full year 2006, Medisystems’ revenues were $65 million, approximately 7% or $4.5 million of which came from sales to NxStage. Medisystems has had 23% gross margin since 2006 and net income of approximately $100,000, which includes $5.8 million in royalty expense that was paid to an affiliated company which we are not acquiring.
The royalty expense will not be required after the transaction closes. We do not expect any staff reduction. Although we will consolidate corporate activity from Seattle to Lawrence, we do not anticipate any redundancies in the NxStage organization. The total headcount of the combined company will be approximately 900 employees. This acquisition does not alter our previous guidance on patient number for Q2 or the full year.
As Jeff indicated, the transaction is expected to be immediately accretive. The combined company will be gross margin positive immediately, and we now expect to be profitable by the end of 2008. Since NxStage will now retain the profits inherent in the manufactured disposal cartridge and capture the total future cash flows of the business, we believe the probability that we will need to finance in the equity markets in the future is greatly reduced.
At this time, we are not able to provide more specific guidance on our expectations for the combined companies’ financial performance. Since we are required to file a Proxy Statement, we cannot speak to any pro forma financial statement. The transaction is subject to the approval of NxStage’s shareholders, as well as customary closing conditions and Antitrust approvals, including expiration of the [applicable] waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The transaction is expected to close in the last quarter of 2007.
Now, I’ll turn the call back to Jeff.

Jeff Burbank - NxStage Medical Inc. — CEO
Thanks, Robert. As I said to most of you many times, the dialysis industry or business is a business of scale. By NxStage gaining an impressive level of manufacturing capability, we now have the scale that we believe we need to maximize the opportunity of home hemodialysis. We expect that Medisystems will enhance our financial position, our operational strength and our ability to execute. Most importantly, I’m excited by how I believe the strategic benefit to this transaction will significantly advance NxStage’s mission to transform renal care.
Now, I’ll open it up to your questions.
QUESTION AND ANSWER

Operator
Thank you, sir.
(OPERATOR INSTRUCTIONS)
And your first question will come from the line of Ben Andrew of William Blair. Please proceed.

Jeff Burbank - NxStage Medical Inc. — CEO
Hello?

Operator
Mr. Andrew removed himself from the queue.
(OPERATOR INSTRUCTIONS)
Your next question will come from the line of Taylor Harris of JPMorgan.

Taylor Harris - JPMorgan — Analyst
Thanks. Hey guys, I’m on a train.

Jeff Burbank - NxStage Medical Inc. — CEO
Thanks for joining us Taylor.

Taylor Harris - JPMorgan — Analyst
Jeff, (inaudible) to jump in and out and (inaudible) you’ve been thinking about for some time, but maybe can you just go through with us the timing of the deal? And is there a particular reason you decided to do it now? Anything you needed to do with the Medisystems product line at this point in time?

Jeff Burbank - NxStage Medical Inc. — CEO
Sure, let me take a shot at that, Taylor. First I want to just repeat the question so I make sure I got it. You’re asking why now, what’s driving the timing, is that correct?

Taylor Harris - JPMorgan — Analyst
Yes exactly, is there something strategically imperative about doing now in your view?

Jeff Burbank - NxStage Medical Inc. — CEO
I think there are probably two elements to that, the first is financial. We’re in a position where this has a pretty dramatic impact on our financial performance at this point, and has the impact of reducing the probability that we’d have to go back to the equity markets. By delaying it we don’t get that benefit, so the sooner the better on that side.
The second is we think there are some opportunities on both sides of the companies, or in each company that, by putting it together now, gives a full runway to take advantage of those and have the effect of the synergies in technology and manufacturing capabilities. So we think both will lead to a better long-term outcome for financial reasons as well as strategic reasons.

Taylor Harris - JPMorgan — Analyst
Got you. And on that second point, are you implying that you will start to manufacture more of your disposals through the Medisystems operations?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes, we’ll go through a rationalization. I do want to make sure that we were clear, we started a new facility in Fresnillo, Mexico, we’re very excited about that. That facility had a slightly different capability than the Medisystems facility, so we see it as a good continuing structure and won’t be changing that commitment at all. But there are some synergies in helping each others in those, so yes, more things will come into the entire group as we close this deal.

Taylor Harris - JPMorgan — Analyst
Okay. And just on the gross margin boost, do you have an estimate of how much this could contribute to gross margin in 2009 or 2010, just from the in-forcing of the elimination of the Medisystems cut?

Jeff Burbank - NxStage Medical Inc. — CEO
Pro formas we really can’t comment on. I mean obviously it has an impact on the NxStage business because now we’ve taken out any manufacturing margin or profit. So it does move it in the right direction, but we can’t be specific at this time, Taylor.

Taylor Harris - JPMorgan — Analyst
Okay. Let’s see, a couple questions on the share issuance itself. Did you say, is this a fixed or a floating exchange ratio?

Jeff Burbank - NxStage Medical Inc. — CEO
It’s a fixed 6.5 million shares.

Taylor Harris - JPMorgan — Analyst
Okay. Great. And then last question, the acceleration of your time to profitability, you’re now saying end of 2008, (inaudible) what was your thought on prior to this deal? What — ?

Jeff Burbank - NxStage Medical Inc. — CEO
Okay you cut out, but you’re, I think, looking for what’s the change in our expectation on profitability. You know I think the consensus of the Street was mid ‘09, in that kind of range. We were never specific on it but it could [take] a couple quarters, maybe more.

Taylor Harris - JPMorgan — Analyst
Okay. Thanks a lot guys.

Operator
And your next question will come from the line of Ben Andrews of William Blair.

Ben Andrews - William Blair & Company — Analyst
Excellent. Jeff, can you hear me this time?

Jeff Burbank - NxStage Medical Inc. — CEO
I can, Ben, thanks.

Ben Andrews - William Blair & Company — Analyst
Okay.

Jeff Burbank - NxStage Medical Inc. — CEO
It was nice music last time though. It was very soothing.

Ben Andrews - William Blair & Company — Analyst
Wow, that’s really something. Close. In any event, a couple of questions here. Can you talk a little bit about Medisystems more in terms of their product line up, the competitive dynamic they face and what sort of growth rate they’ve been delivering for the last few years?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes. How about I do it in reverse order?

Ben Andrews - William Blair & Company — Analyst
That would be fine.

Jeff Burbank - NxStage Medical Inc. — CEO
Their growth rate has been very similar to the market growth rate of 5% or 6%. They’ve been pretty established products, we believe that there are some opportunities moving forward, but we need a little bit of time to get our heads around it. The competitive dynamic is there are three primary tubing set organizations, one is Gambro, and they primarily make tubing sets for their own equipment.
And then the other one Fresenius. And obviously, Fresenius makes their own tubing sets for their own clinics. Medisystems has the leading market share in the portion of the industry that’s not in Fresenius, so they do well in the independents, and DaVita is a customer of theirs as well.

Ben Andrews - William Blair & Company — Analyst
Okay. And you talked about the profitability, it sounded like about 5.9 million including a royalty, I assume was being paid to an affiliate that you’re not acquiring.

Robert Brown - NxStage Medical Inc. — CFO
Right. Yes the profitability was $100,000 for the year 2006, and then there is a $5.8 million royalty that reduces that to that 100,000. And that royalty goes away after closing.

Ben Andrews - William Blair & Company — Analyst
And again, that was paid to an affiliate of the company, or some other corporate structure?

Robert Brown - NxStage Medical Inc. — CFO
Yes, it was in his corporate structure.

Ben Andrews - William Blair & Company — Analyst
Okay.

Robert Brown - NxStage Medical Inc. — CFO
You know the corporations were S-corporations and he had different affiliates.

Ben Andrews - William Blair & Company — Analyst
Okay. I guess the next question, in terms of customer concentration, is this going to change materially what your disclosures would be after the deal? Or maybe the better way, since you can’t talk about the future, has this historically had significant customer concentration?

Jeff Burbank - NxStage Medical Inc. — CEO
Let me take that one. And if I can go back, I only talked about tubing sets. I’m new to this business, the other significant product line for Medisystems is the fistula needles. They really have a fantastic franchise in that area. They were very innovative in needle safety devices, and have a very high quality product there, and so are the dominant market share in needles in the US.
Now back to your question, you know it looks to us like they play in the same markets we do, and they have similar kind of profiles as we do in the independents and with DaVita.

Ben Andrews - William Blair & Company — Analyst
Okay. And just to clarify, Robert, are you acquiring any cash with this transaction?

Robert Brown - NxStage Medical Inc. — CFO
No. We will be acquiring normal working capital balances.

Ben Andrews - William Blair & Company — Analyst
Okay. And are his receivables similar to yours? Or, are they kind of 30, 60 days kind of thing? Are there any — ?

Robert Brown - NxStage Medical Inc. — CFO
Yes, very normal terms.

Ben Andrews - William Blair & Company — Analyst
Okay. And I guess back to Taylor’s question, why now, for David? Was there any particular impetus? Was the company put up for sale? Was this something that you two sort of looked at each other and said, “This makes sense.” Can you talk about the deal process at all at this point?

Robert Brown - NxStage Medical Inc. — CFO
Sure. David and I, due to him being on the Board and doing — due to knowing each other in the industry for probably close to 20 years now, have a pretty close relationships, have thought about and kicked this around for a while. It just — the timing wasn’t right until NxStage had the scale and the demonstrated market to take this on. And obviously, we wanted to have a market cap that made this deal appropriate for us and for David.
I think waiting is not prudent, because we don’t then get the benefits of the economics of this deal. So, it really hasn’t impacted this point in time for us financially that by waiting, you wouldn’t gain all that impact. So, that didn’t make sense. So, it really seemed to be a great point in time where we were — it was appropriate dilution for us. It was appropriate value for David, and it was a tremendous impact on our financial performance moving forward.

Ben Andrews - William Blair & Company — Analyst
Okay. And actually I lied, two other very quick questions for Robert. Can you talk about the company’s gross margin on the stand-alone basis before the acquisition?

Jeff Burbank - NxStage Medical Inc. — CEO
Can you elaborate on your question a little bit more?

Ben Andrews - William Blair & Company — Analyst
Can you tell us what Medisystems’ gross margin was in 2006?

Jeff Burbank - NxStage Medical Inc. — CEO
Oh yes, it was 23%.

Ben Andrews - William Blair & Company — Analyst
23%. And then, you mentioned that you’re acquiring certain other affiliated entities. Is there anything there we should look at? Or, can you define that a little bit better?

Robert Brown - NxStage Medical Inc. — CFO
It’s really just the way his corporate structure was. Again, because he was sole proprietor, a lot of the companies were owned 100% by him. And it was just really kind of the operating structure. So, we’re getting all the operating companies of the Medisystems Group.

Ben Andrews - William Blair & Company — Analyst
Okay, great.

Jeff Burbank - NxStage Medical Inc. — CEO
: Yes, which really is Italy, Mexico, MDS, which is the US or Medisystems —.

Robert Brown - NxStage Medical Inc. — CFO
(inaudible)

Jeff Burbank - NxStage Medical Inc. — CEO
Organization. Those are the key ones there.

Ben Andrews - William Blair & Company — Analyst
Okay, great. Thank you.

Operator
And your next question will come from the line of [Robert Faulkner] of Thomas Weisel Partners.

Robert Faulkner - Thomas Weisel Partners — Analyst
Hi, thank you. If [Taylor] was on a — if Taylor was on a train, I’m on a plane. So, we just need an automobile. I wondered if you could tell us, Robert, what the operating margin is for the Medisystems business in 2006?

Robert Brown - NxStage Medical Inc. — CFO
In 2006, again, I’d reiterate that they had $100,000 worth of net income, and there is the $5.8 million royalty in there that they paid to an affiliated company that we’re not acquiring, which will not be payable after the acquisition.

Robert Faulkner - Thomas Weisel Partners — Analyst
Okay, so that goes away? So, we look kind of a $6 million EBIT then — kind of adjusted or pro forma for just within Medisystems?

Robert Brown - NxStage Medical Inc. — CFO
Your math seems pretty appropriate.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes. And you didn’t say, and I know this is a sensitive question that there would not be cost savings at Medisystems. Should we interpret that that’s the case? Or —?

Jeff Burbank - NxStage Medical Inc. — CEO
As part of the deal, we don’t expect to let go or change the total headcount, so none from that perspective. We do see some synergies at the product level, which is a bit on both sides. But —.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes.

Jeff Burbank - NxStage Medical Inc. — CEO
At the human resource level, it’s not —. And quite honestly Rob, this is why we’re so excited about the structure of the deal, because this isn’t a deal where we have to go in a carve out $3 million or $5 million or $10 million of operating costs due to synergies.

Robert Faulkner - Thomas Weisel Partners — Analyst
Right.

Jeff Burbank - NxStage Medical Inc. — CEO
They’re appropriately structured, organized and resourced and as are we. And we’re — we don’t have that urgency to eek out the synergies. They really come on the production floor and on opportunities moving forward.

Robert Faulkner - Thomas Weisel Partners — Analyst
Yes. Did — maybe I didn’t quite hear the answer. But, did you answer Taylor’s question as to just what kind of impact on gross margin, on the base NxStage business, do you think this can have kind of four or five years from now?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes. We didn’t answer it specifically. But — it’s I think intuitively obvious that in our projections in the past, we were building in some margin and profit for our vendor, which was Medisystems.

Robert Faulkner - Thomas Weisel Partners — Analyst
Right.

Jeff Burbank - NxStage Medical Inc. — CEO
That would go away, so it would enhance our capability of achieving higher gross margins on the NxStage business. But, we’re not ready to be specific on that at this point.

Robert Faulkner - Thomas Weisel Partners — Analyst
And was their margin on the NxStage business higher than their corporate average?

Jeff Burbank - NxStage Medical Inc. — CEO
I shouldn’t comment on that.

Robert Faulkner - Thomas Weisel Partners — Analyst
Maybe you shouldn’t, but —. So — okay. Fine, I guess that — I’ll leave it there for now and come back. Thanks.

Jeff Burbank - NxStage Medical Inc. — CEO
Thanks, Rob.

Operator
Thank you, and your next question is from the line of Suraj Kalia of Piper Jaffray.

Suraj Kalia - Piper Jaffray — Analyst
Good morning, gentlemen. Congratulations on this acquisition.

Robert Brown - NxStage Medical Inc. — CFO
Thanks.

Jeff Burbank - NxStage Medical Inc. — CEO
Thank you.

Suraj Kalia - Piper Jaffray — Analyst
Jeff, I guess — one of my key questions is, and maybe this is an unwarranted concern, so if you could alleviate my concern on that front, that would be great. David Utterberg is a Director after the acquisition of Medisystems by NxStage. He will be a 23.4% owner, largest owner with an equity position. And, he will be paid $200,000 per year as consulting fees.
So, the key question I have is, should I be concerned about any sort of conflicts of interest, being the Director, being the largest single owner and the consulting arrangement?

Jeff Burbank - NxStage Medical Inc. — CEO
It’s a fair question. That’s an area that we have focused on and spent a lot of time on with council and with our audit committee. As many of you know, if you’ve been paying attention to all our materials, we’ve implemented a related-party guide, a protocol there that we followed on this. We reached out to do significant due diligence on the deal.

The Audit Committee is led by Dan Giannini, who is from the public accounting world. He recently retired, so he’s been the Chairman of that. And then, two other very independent Directors, Craig Moore and Reid Perper. So, we think the process to get to this point and the terms of those has been well vetted, and it is appropriate. So, it’s a fair question. But, we’ve spent an awful lot of time to make sure that that’s right.

Suraj Kalia - Piper Jaffray — Analyst
Okay, fair enough. Second of all, again from a concern perspective Jeff or Robert, looking three years out, this is expected to be a razor blade model. And if I read this correctly, the gross margins — and correct if I heard the numbers wrong, but gross margins for Medisystems are around 22%. Net margins are roughly in the sevenish, tenish percent range.
Wouldn’t this be “a drag” on margins in the long term with this base business that you’ll have acquired through Medisystems? Yes, I understand the timelines for profitability get squeezed, cash flow — [related] cash flow requirements get alleviated. But what about the long term, wouldn’t the margins be compressed?

Robert Brown - NxStage Medical Inc. — CFO
That’s a fair — another fair question. We believe that when you combine the capabilities in Medisystems with the capabilities in NxStage, it’s not a one point — one plus one equals two, it really gets two and a half or three. And the can be reflected in improvement in those gross margins. We’re not ready to be specific about that, but we’re pretty excited about the effect of this deal and where we can take it.

Suraj Kalia - Piper Jaffray — Analyst
Okay. Last question, and then I’ll hop back into queue. You mentioned that DaVita is one of the customers of Medisystems —.

Jeff Burbank - NxStage Medical Inc. — CEO
That’s correct.

Suraj Kalia - Piper Jaffray — Analyst
So, how would the contracts shape up after this acquisition, especially given DaVita now owns part of NxStage but has a contract with Medisystems, which is now owned by NxStage? So, how would the contracts shape up? Would the equations still be the same? Or, would it be renegotiated? How would that shape up?

Jeff Burbank - NxStage Medical Inc. — CEO
Let me clarify a little bit of your language. We didn’t close the deal yet. So for four months, it’s still Medisystems separate [for at least] four months, or until we get it closed. But post closing, we would have the two contracts. And we’d be subject to those, and we’d work with DaVita the way we do today to try to convince them of the value of our.
And that portfolio would be a little bit more broad. It would include the fistula needles and tubing sets. So, we have a — what we think is a good relationship there based on the value of the products we bring. And we’ve got some ideas on how we can manage that relationship going forward by bringing good value to that customer.

Suraj Kalia - Piper Jaffray — Analyst
Okay. Jeff, and I lied, one last question. In terms of sales reps, how do you envision — and I’m just kind of talking intuitively, you’ll have that sales report, who’s directly or indirectly right now getting compensated through a recurring annuity stream of the dialysis to a certain part, whereas on the other side would be “capital equipment selling” or similar with lower margins.
Would there be any cross selling? And how would the commission structure shape up? And how — would you all keep the two sales force separate totally so that one wouldn’t be diluted? How should we look upon that for the next year or two years moving out?

Jeff Burbank - NxStage Medical Inc. — CEO
There’s a couple of points to make on that. First of all, Medisystems is disposables only. They have no capital equipment. So, they’re a annuity type of business model, just as we are. Secondly, currently, Medisystems distributes through distributors. They do not sell direct to customers. Even when I say they sell to DaVita, they really don’t sell to DaVita. They sell to [Schein] who sells to DaVita. So, it’s a — their network in the US is distributor.
So, that’s not really an issue for us in the sense that we are expecting that we’ll keep that structure in place. Schein’s been a good access to market for Medisystems. We’ll think about how to work into that in the future, but it should put no impact or distraction on our sales force. They will be focused on NxStage products and executing that model that we’ve been executing up until now.
That’s the other reason why we don’t think this is a high-risk integration. There’s not a lot of integration that has to go on at the customer site in our sales force in anything like that.

Suraj Kalia - Piper Jaffray — Analyst
Okay, fair enough gentlemen. Thank you for taking my questions, and congratulations again.

Jeff Burbank - NxStage Medical Inc. — CEO
Thank you.

Robert Brown - NxStage Medical Inc. — CFO
Thanks.

Operator
And your next question is from the line of Vivian Wohl of Federated Kaufman Fund.

Vivian Wohl - Federated Kaufman Fund — Analyst
Good morning, guys.

Jeff Burbank - NxStage Medical Inc. — CEO
Hi, Vivian.

Robert Brown - NxStage Medical Inc. — CFO
Good morning.

Vivian Wohl - Federated Kaufman Fund — Analyst
Hi, I — it’s a little bit unusual for a guy selling his company to take the entire proceeds in stock of a relatively illiquid company like yours. And I think it’s a real vote of confidence. And at the same time, I’m wondering if he’s going to be locked up or what we should expect in the way of his long-term holding period to be?

Jeff Burbank - NxStage Medical Inc. — CEO
Sure. So, David will own about 23% when this closes, which is a few percent more than what CSFB holds. David will be a Director, so he will be subject to 144 rules and sale rates and things like that. In addition to that, David has a restriction under this purchase agreement that he can’t do block trades of over 200,000 shares, and he can’t short the stock for two years.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. And one other financial question, can you use your NOLs to offset his income?

Robert Brown - NxStage Medical Inc. — CFO
Yes, we can to certain limitations set by the IRS. But, we do see some advantages there.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. And you don’t see the opportunity to take this into the international markets near term, do you?

Jeff Burbank - NxStage Medical Inc. — CEO
Well you know, we’ve been trying — I think you know my talk track on that a bit is stay focused on the US until we get to a profitability, a gross margin profitability that we believe we can support the investment into other markets without using a tremendous amount of cash.
So, this furthers that progress towards that goal. So, we do think it helps us, not only in NxStage, but having a deep relationship with customers is an important thing. So, it’s another tool in our toolbox, Vivian. And we’re very pleased to have it in addition to the economic performance improvement.

Vivian Wohl - Federated Kaufman Fund — Analyst
And the — and just one other question on his current business and capacity, what kind of investment do you see being required in his facilities to scale up your production?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes. In my talk track, and maybe it didn’t come out as well as I would have liked, we believe they have capacity to support our growth aspirations for at least three years.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. So, you see his income essentially equaling the cash flow?

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Robert Brown - NxStage Medical Inc. — CFO
Yes.

Jeff Burbank - NxStage Medical Inc. — CEO
I guess we do.

Robert Brown - NxStage Medical Inc. — CFO
We hadn’t thought about it that way. But yes, that’s pretty close.

Vivian Wohl - Federated Kaufman Fund — Analyst
Okay. Well, I just — you guys are still in that nice position of being able to use his cash flow. So, I just wanted to be sure that there was cash flow that’s roughly equal to his —.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Robert Brown - NxStage Medical Inc. — CFO
Yes.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Vivian Wohl - Federated Kaufman Fund — Analyst
[his earnings].

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Robert Brown - NxStage Medical Inc. — CFO
Yes.

Vivian Wohl - Federated Kaufman Fund — Analyst
All righty, thank you.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes.

Operator
And your next question is from the line of Oliver Marti of Columbus Circle Investors.

Oliver Marti - Columbus Circle Investors — Analyst
Great, thanks. Another question maybe on the strategy here just so I understand it. In general, the NxStage story has been about a pure play in home dialysis. You guys signed a nice deal with DaVita. And now, you’ve basically just bought a product distribution company, growing 5% to 7%.
And I think what you’re saying is what you got for that is a couple quarters earlier, profitability and saving $5 million on what you had typically have paid to Medisystems for manufacture. So obviously, that’s going to increase your gross margins a little bit.
Is that that the strategic thought behind this, because it doesn’t immediately jump out at what the fit is between kind of high-growth home dialysis and now buying a product play into the dialysis market growing 5% to 7%? Thanks.

Jeff Burbank - NxStage Medical Inc. — CEO
Yes. If that was [it] you wouldn’t have convinced me either. Let me kind of go to a high level first. So many companies in my experience that start to develop innovative new product applications, the entrepreneur or founder is focused mostly on innovating the product and showing that there is a market there, and then only to the result of competitors coming in with more capability, more capacity, more breadth and depth after that market’s validated in taking it over.
That’s not a position we want to be in. We’re leading the home dialysis effort. We want to make sure that we build in the capabilities that are needed to have long-term success of leading that business. So, I see it much more as a ability that will be built in that we can lead and capture the market as it grows.

So, this is a capability we had to either develop ourselves or acquire. And quite honestly, there’s really only one independent provider of these products or manufacturer of these products that we saw that we could acquire. So, we thought that was the better route than building it ourselves. So, this is a capability we had to have one way or another to really lead this market.
In addition to that, it brings us some short to mid-term financial performance that we wouldn’t otherwise have. So, it reduces our outside capital needs, and we think that’s a tremendous benefit. So, this is building to the future with a benefit in the immediate future — in the short term.

Oliver Marti - Columbus Circle Investors — Analyst
Okay, thank you.

Operator
And your next question is a follow-up from Suraj Kalia.

Suraj Kalia - Piper Jaffray — Analyst
Yes. Robert, how we should we look from — again, a housekeeping question. How should we look at it from a modeling perspective? And we understand what Medisystems clock for the year. And how we should look at for the next, let’s say, four quarters income to revs and margins, so on and so forth?

Robert Brown - NxStage Medical Inc. — CFO
Well, we’ve given guidance that we think the deal will close some time in three to five months from now. So, that pretty much takes us to the end of the year. So, we may have some activity in Q4. So, we’re not seeing anything — and we don’t see any changes on the — NxStage business itself. So, there’s probably a little bit in Q4, but we haven’t gone out with any pro formas or any financial projections past that regarding Medisystems.

Suraj Kalia - Piper Jaffray — Analyst
Okay, thanks guys.

Operator
You have no further questions at this time. I would like to turn the call over to management for closing comments.

Jeff Burbank - NxStage Medical Inc. — CEO
Thank you, everyone. I hope you understand now why it’s so — that our organization is so excited about this. Not only does it have the short-term benefits and economic benefits that we discussed, but it really builds the capability that allows NxStage to lead the home dialysis market and capture the majority of the market share that it can while we’re creating this great opportunity. So, thank you again for your time. And we’ll look forward to working with you all in the future. Bye-bye.

Operator
Ladies and gentlemen, thank you for your participation in today’s call. This concludes the presentation. You may now disconnect. Have a wonderful day.
END
Safe Harbor for Forward-Looking Statements
Statements in this transcript regarding the proposed transaction between NxStage and Mr. Utterberg and the Medisystems entities to be acquired by NxStage and any other statements about NxStage managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. Examples of these forward-looking statements include statements as to the anticipated benefits of the transaction between NxStage and Mr. Utterberg and the affiliated Medisystems companies, including anticipated improved scale of operations, anticipated benefits in financial performance, including the timing for achieving positive gross margin and profitability, anticipated retention of key employees of Medisystems, anticipated reductions in execution risks, expectations with respect to NxStage’s leadership role within the industry, anticipated cultural and strategic fit of Medisystems and NxStage, anticipated benefits to employees, customers, and NxStage stockholders, anticipated demand for home and or daily dialysis products, including demand for NxStage’s products and anticipated timing and success of the closing of the proposed transaction. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, risks related to growth in home or more frequent hemodialysis, market acceptance and demand for NxStage’s products and the other factors described in NxStage’s Annual Report on Form 10-K for the year ended December 31, 2006 and its most recent quarterly report filed with the SEC. NxStage disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof.
Additional Information about the Stock Purchase and Where to Find It
In connection with the proposed transaction between NxStage and Mr. Utterberg, NxStage intends to file a registration statement that contains a proxy statement/prospectus with the SEC. Investors and securityholders of NxStage are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) regarding the proposed transaction when it becomes available because it will contain important information about NxStage, Mr. Utterberg and the Medisystems entities to be acquired by NxStage and the proposed transaction.
NxStage stockholders will be able to obtain a copy of the proxy statement/prospectus, as well as other filings containing information about NxStage, without charge, at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus, and the SEC filings that will be incorporated by reference in the proxy statement/prospectus, can also be obtained, without charge, by directing a request to NxStage Medical, Inc., 439 South Union Street, Fifth Floor, Lawrence, Massachusetts 01843 Attention: Investor Relations; telephone (978) 687-4700.
Participants in the Solicitation
NxStage, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NxStage’s directors and executive officers is contained in NxStage’s Form 10-K for the year ended December 31, 2006 filed with the SEC on March 16, 2007 and its most recent annual meeting proxy statement filed with the SEC on April 30, 2007. These documents are available free of charge as described above. Mr. Utterberg is a director of NxStage and currently owns approximately 7.2% of NxStage’s outstanding common stock. Please see the disclosure above relating to Mr. Utterberg’s interest in this proposed transaction. Information regarding the special interests of NxStage’s directors and officers in the proposed transaction will also be included in the proxy statement/prospectus referred to above.